EXHIBIT 21
List of Subsidiaries
1.	Tricell Distribution Limited, a United Kingdom limited company.

2.	Tricell Global Limited, a United Kingdom limited company.

3.	Ace Telecom Limited, a United Kingdom limited company.

4.	Ace Telecom Trading Limited, a United Kingdom limited company.